                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                    Under the Securities Exchange Act of 1934


                             Pyramid Breweries, Inc.
                             -----------------------
                                (Name of Issuer)

                                  Common Shares
                                  -------------
                         (Title of Class of Securities)

                                    747135101
                                    ---------
                                 (CUSIP Number)

                               Robert G. Hutchins
                       Gordon, Thomas, Honeywell, Malanca,
                           Peterson & Daheim, P.L.L.C.
                          Suite 2200, Wells Fargo Plaza
                               1201 Pacific Avenue
                            Tacoma, Washington 98402
                                 (253) 572-5050
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 7, 1999
                                ----------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-l(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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

                                  SCHEDULE 13D


CUSIP No. 747135101                                            PAGE 2 OF 6 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

      Sugar Mountain Capital, L.L.C.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY:

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS:

      WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e):                                                [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION:

      Washington
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER:
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER:
    BENEFICIALLY          1,607,600
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER:
                          1,607,600
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      1,607,600
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      19.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON:

      00
--------------------------------------------------------------------------------



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

                                  SCHEDULE 13D


CUSIP No. 747135101                                            PAGE 3 OF 6 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

      Kurt B. Dammeier
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY:

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS:

      N/A
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e):                                                [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION:

      USA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER:

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER:
    BENEFICIALLY          1,607,600
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER:
                          1,607,600
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      1,607,600
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      19.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON:

      IN
--------------------------------------------------------------------------------



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

ITEM I. SECURITY AND ISSUER

This Schedule 13D relates to the shares of voting common stock, without par value, (the "Common Shares"), of Pyramid Breweries, Inc., a Washington corporation (the Issuer"). The address of the principal executive offices of the Issuer is 91 South Royal Brougham Way, Seattle, Washington 98134.

ITEM 2. IDENTITY AND BACKGROUND

The persons filing this statement and the persons enumerated in Instruction C of
Schedule 13 D, and where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Sugar Mountain Capital, LLC, a Washington limited liability company ("Sugar Mountain"); and Kurt B. Dammeier ("Dammeier").

(b) The business address of both Sugar Mountain and Dammeier is 2415 Carillon Point Kirkland, WA, 98033.

(c) Sugar Mountain is a private investment company. Dammeier is the legal owner and sole managing member of Sugar Mountain.

(d) During the last five years, neither Sugar Mountain nor Dammeier has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Sugar Mountain nor Dammeier was party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Dammeier is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The source and amount of funds used in purchasing the Common Shares were as follows:


         ----------------------------------------------------------------------
         PURCHASER              SOURCE OF FUNDS                 AMOUNT
         ----------------------------------------------------------------------
         Sugar Mountain         WC                              $3,540,782.14
         ----------------------------------------------------------------------
         Dammeier               N/A                             N/A
         ----------------------------------------------------------------------

ITEM 4. PURPOSE OF TRANSACTION

        In the transactions disclosed in Item 5, the Common Shares were acquired for investment. Subject to the price, and to applicable law, Sugar Mountain has determined to acquire an indefinite number of additional Common Shares, from time to time, also for investment. Subject to applicable law, Sugar Mountain may dispose of any or all such Shares at any time, and from time to time, in response to changing market conditions. Such acquisitions or dispositions may be made in negotiated transactions entered with other holders of the Common Shares, and/or in open market transactions executed through broker-dealers.

        The 800,000 Shares disclosed in Item 5 as having been acquired by Sugar Mountain on May 12, 1999 were purchased from John Bryce, a director of the Issuer, in a negotiated transaction proposed by Sugar Mountain through Dammeier on May 7, 1999, and closed through a broker-dealer. Except as set forth in the preceding sentence, Sugar Mountain has not entered any agreement or relationship, or reached any understanding, with any other seller or purchaser, to acquire or dispose of any Common Shares. All other transactions disclosed in
Item 5 consisted of open market purchases.

        During the period May 18, 1999 to December 7, 1999 Dammeier, on behalf of Sugar Mountain, engaged in a series of discussions, both in person and by telephone, with all of the directors of the Issuer, including George Hancock. The purpose of these discussions was to enlist support for Dammeier's replacement of Hancock on the Board of Directors of the Issuer. On December 7, 1999, Hancock resigned his positions as a director, Chairman of the Board of Directors, and Chief Executive Officer of the Issuer. On



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

the same day, Dammeier was appointed to fill Hancock's unexpired terms of office as a director, and as Chairman of the Board of Directors. While retained in those capacities, Dammeier will take an active role in the affairs of the Issuer.

        Dammeier will stand for election as a director at the annual meeting of shareholders of the Issuer scheduled for April 25, 2000. Sugar Mountain has not received any proxy or entered any voting agreement to cause Dammeier's election, or to support or defeat any other shareholder nomination, proposal or resolution. Sugar Mountain is not party to any other agreement or understanding with any person to gain control of the Issuer, or to cause an acquisition, disposition, delisting, termination, or similar action affecting the Issuer within the meaning of this Item.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        The beneficial ownership of the Common Shares of the persons named in
Item 2 of this statement is as follows at the date hereof:


                          Aggregate
                      Beneficially Owned                  Voting Power                  Dispositive
                   --------------------------      --------------------------     --------------------------
Name                 Number          Percent          Sole           Shared         Sole             Shared
--------------     ---------        ---------      ---------        ---------     ---------        ---------
Sugar Mountain     1,607,600             19.5%           -0-        1,607,600           -0-        1,607,600

Dammeier           1,607,600             19.5%           -0-        1,607,600           -0-        1,607,600

The persons filing this statement effected the following transactions in the Common Shares on the dates indicated, and such transactions are the only transactions by the persons filing this statement in the Common Shares since April 20, 1999:


                         PURCHASE OR                           NUMBER OF
NAME                         SALE              DATE             SHARES          PRICE PER SHARE
---------------------   ---------------   ---------------    --------------    -----------------
Sugar Mountain                P              4/23/99            50,000             $1.750

Sugar Mountain                P              4/26/99            25,000             $1.750

Sugar Mountain                P              4/28/99             9,000             $1.750

Sugar Mountain                P               5/4/99            35,000             $1.748

Sugar Mountain                P               5/7/99            11,000             $1.804

Sugar Mountain                P              5/11/99            30,000             $2.250

Sugar Mountain                P              5/11/99            50,000             $2.015

Sugar Mountain                P              5/11/99            50,000             $2.237

Sugar Mountain                P              5/12/99            25,000             $2.375

Sugar Mountain                P              5/12/99            100,000            $2.305

Sugar Mountain                P              5/12/99            800,000            $2.500

All transactions were executed on the Nasdaq National Market.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SEUCRITIES OF THE ISSUER.

The Operating Agreement for Sugar Mountain was entered between Dammeier as a member and "Manager," and Dammeier as a member and Trustee of the Kurt B. Dammeier and Leslie M. Dammeier Children's Trust. The Operating Agreement vests authority



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

to manage the business of Sugar Mountain exclusively in Dammeier as Manager. Such authority includes the authority to acquire and dispose of the Common Shares. Sugar Mountain has no other members.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Joint Filing Agreement respecting this Amendment No. 2 to Schedule 13D and all amendments entered between Sugar Mountain and Dammeier.



SlGNATURE

        After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

        DATE:  February 16, 2000

                                             SUGAR MOUNTAIN CAPITAL, LLC



                                             By: /s/ Kurt B. Dammeier
                                                 -------------------------------
                                                     Kurt B. Dammeier, Manager



                                                   /s/ Kurt B. Dammeier
                                             -----------------------------------
                                                     KURT B. DAMMEIER




                             JOINT FILING AGREEMENT

        In accordance with Rule 13d-l(k)(iii) under the Securities Exchange Act of 1934, the persons named below agree that the foregoing statement on Schedule 13D, and any amendment thereof, may be filed on behalf of each of them, and that this Joint Filing Agreement shall be included as an exhibit to such statement, and any such amendment.

        IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 16th day of February, 2000.

SUGAR MOUNTAIN CAPITAL, LLC



By:     /s/  Kurt B. Dammeier
   --------------------------------
        Kurt B. Dammeier, Manager

KURT B. DAMMEIER



/s/ Kurt B. Dammeier
-----------------------------------
        Kurt B. Dammeier



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